Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE COMPLETES SHARE CONSOLIDATION

WINNIPEG, CANADA – (November 1, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK), announced today that, further to its news release of September 21, 2012, the TSX Venture Exchange (the “Exchange”) has approved the consolidation of the Company’s issued and outstanding common shares on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares and the Company has proceeded with the consolidation.  Effective at the opening of the market on November 2, 2012, Medicure’s shares will commence trading on the Exchange on a consolidated basis under the new CUSIP number 58469E408.  The Company’s name and trading symbol will not change as a result of the consolidation.  The Company will have approximately 12,196,506 common shares issued and outstanding as a result of the consolidation.

Letters of transmittal with respect to the consolidation will be sent to registered shareholders.  All registered shareholders of the Company will be required to send their certificates representing pre-consolidation common shares with a properly executed letter of transmittal to the Company’s transfer agent, Computershare Investor Services Inc. in Toronto, Ontario (“Computershare”) (Shareholder Services – Toll Free (North America) 1-800-564-6253, Overseas 1-514-982-7555 or corporateactions@computershare.com).  Shareholders who hold their shares through their broker or other intermediary and do not have actual share certificates registered in their name will not be required to complete and return a letter of transmittal.  Additional copies of the letter of transmittal can be obtained through Computershare.  All shareholders who duly complete letters of transmittal and submit their pre-consolidation common share certificates to Computershare will receive a Direct Registration Advice representing the number of post-consolidation common shares to which they are entitled to pursuant to the terms of the consolidation.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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